SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated June 18, 2021 announcing successful signing of Equity Purchase Agreement relating to the sale of $40 million in aggregate gross proceeds of ordinary shares to certain investors

Successful signing of Equity Purchase Agreement relating to the sale of $40 million in aggregate gross proceeds of ordinary shares to certain investors

LONDON, June 18, 2021 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (the “Company”) is pleased to announce that on June 18, 2021 it entered into an Equity Purchase Agreement with Rubric Capital Management LP (“Rubric”), on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U. (“GVM”) relating to the sale of 7,803,791 ordinary shares to Rubric and 1,114,827 ordinary shares to GVM (collectively, the “Shares”) at an issue price of $4.485 per Share, which would result in aggregate gross proceeds of $40 million.

The issue price per Share represents a 15% discount to the last reported closing price, $5.29, of our ordinary shares on the Nasdaq Capital Market on June 17, 2021. The Shares are expected to be issued on the transaction effective date for the transactions set forth under the lock-up agreement dated March 27, 2021 between the Company and certain financial stakeholders (the “Lock-Up Agreement”). Upon completion of this offering, the Company intends to use the net proceeds from this offering for general corporate purposes. With the proceeds from this offering, the Company will have satisfied its obligation to raise $40 million through the issuance of new equity to complete the transactions contemplated by the Lock-Up Agreement.

A shelf registration statement relating to the Shares has been filed with the Securities and Exchange Commission and has been declared effective

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release

No offer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (“Securities Act”).

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)